PEMBINA PIPELINE CORPORATION
Annual Meeting of Shareholders
May 10, 2024

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

The following matters were voted upon at the Annual Meeting of Shareholders of Pembina Pipeline Corporation (the "Corporation") held on May 10, 2024 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Corporation's Management Information Circular dated March 21, 2024 (the "Information Circular"), which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Corporation's website at www.pembina.com.

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1.The election of the following nominees as directors of the Corporation until the next annual meeting or until their successors are elected or appointed
(a) Anne-Marie N. Ainsworth	Approved	98.36% (309,347,468)	1.64% (5,151,113)
(b) J. Scott Burrows	Approved	99.71% (313,575,389)	0.29% (923,191)
(c) Cynthia Carroll	Approved	97.92% (307,963,242)	2.08% (6,535,338)
(d) Ana Dutra	Approved	99.35% (312,462,301)	0.65% (2,036,279)
(e) Maureen E. Howe	Approved	98.32% (309,210,449)	1.68% (5,288,132)
(f) Gordon J. Kerr	Approved	99.38% (312,545,875)	0.62% (1,952,705)
(g) David M.B. LeGresley	Approved	97.76% (307,458,095)	2.24% (7,040,485)
(h) Andy J. Mah	Approved	97.71% (307,287,822)	2.29% (7,210,757)
(i) Leslie A. O'Donoghue	Approved	98.32% (309,199,685)	1.68% (5,298,896)
(j) Bruce D. Rubin	Approved	99.59% (313,201,041)	0.41% (1,297,538)
(k) Henry W. Sykes	Approved	97.76% (307,448,876)	2.24% (7,049,704)
2. The appointment of KPMG LLP, as auditors of the Corporation until the next annual meeting and that the Corporation’s Board of Directors be authorized to fix the auditors’ remuneration.	Approved	91.26% (300,465,162)	8.74% (28,765,369)
3. The advisory vote on the Corporation’s approach to executive compensation.	Approved	95.02% (298,816,882)	4.98% (15,671,153)